

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Woods Staton
Chief Executive Officer
Arcos Dorados Holdings Inc.
Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina

> **Re: Arcos Dorados Holdings Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 29, 2015**
> **File No. 001-35129**

Dear Mr. Staton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

General

1. We note your disclosure in several places that the company has entered into a master commercial agreement "on arm's length terms" with Axionlog, a company under common control, to provide you with distribution services in Argentina, Chile, Colombia, Mexico, Uruguay and Venezuela. Given that Axionlog is under common control, please provide us with an analysis as to how the master commercial agreement was entered into "on arm's length terms." Please expand your disclosure to discuss the material terms of the master commercial agreement. Please file this agreement as an exhibit.

Item 5. Operating and Financial Review and Prospects, page 53

B. Liquidity and Capital Resources, page 78

2. We note your disclosure on page 18 that during certain periods of 2014 you were not in compliance with certain quarterly financial ratios specified in your revolving credit facility with Bank of America, N.A. and your 2012 total return equity swap with Goldman Sachs International. Please disclose the specific ratios with which you were not in compliance, quantify the required ratios as contained in the agreements as compared to your actual ratios, and discuss the terms of the amended agreements. Please revise the material contracts section to discuss the Goldman Sachs amendment.

3. We note your disclosure on page 18 of this Form 20-F as well as on page 9 of your Form 6-K filed May 12, 2015 that you were not in compliance with certain financial ratios specified in the MFA with McDonald's Corporation during certain periods of 2014 and as of March 31, 2015. We further note your disclosure that you obtained a limited waiver from McDonald's Corporation for a six-month period (from and as of June 30, 2014 through and including December 31, 2014) and an extension of this limited waiver for an additional three-month period (until and including March 31, 2015). Please disclose the specific ratios with which you were not in compliance and quantify the required ratios as contained in the MFA as compared to your actual ratios. Please revise the material contracts section to discuss the waiver(s) you have obtained, and the effect if you continue to be out of compliance and fail to obtain additional waivers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Woods Staton
Arcos Dorados Holdings Inc.
July 2, 2015
Page 3

You may contact Ryan Adams at (202) 551-3191 me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director